PROSPECTUS
----------

                         Hemagen Diagnostics, Inc.

                    5,929,562 Shares of Common Stock and
                  2,964,781 Common Stock Purchase Warrants


      This Prospectus relates to 5,929,562 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), of Hemagen Diagnostics, Inc., a Delaware corporation (the "Company"), of which 2,695,255 are outstanding as of the date of this Prospectus and 2,964,781 are issuable upon exercise of common stock purchase warrants at an exercise price of $2.75 per share (the "Private Placement Warrants"). In addition, 269,526 of the Shares are issuable upon exercise of a placement agent warrant (the "Placement Agent Warrant") which entitles the holder(s) to purchase up to 269,526 units ("Units"), each Unit consisting of one Share and one Private Placement Warrant, at $2.75 per Unit. The Shares, Private Placement Warrants and Placement Agent Warrant were issued by the Company in connection with a private placement completed in March 1996 (the "Private Placement") in which the Company sold 2,695,255 Units to private investors at $2.75 per Unit. The purchase price of the Units was negotiated between the Company and the placement agent and reflected the approximate market price of the Common Stock at the time such price was determined.

      The holders of the Shares and Private Placement Warrants are sometimes referred to herein as the "Selling Securityholders." The Company will receive no part of the proceeds of any sale of Shares by the Selling Securityholders. The Company will receive the exercise price of the Private Placement Warrants to the extent the Private Placement Warrants are exercised. None of the Private Placement Warrants or the Placement Agent Warrants have been exercised as of the date of this Prospectus. The Shares and Private Placement Warrants are sometimes referred to herein collectively
as the "Securities."   See "Plan of Distribution" and "Description of
Securities."

      The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation System Small-Cap Market ("NASDAQ") and the Boston Stock Exchange (the "BSE") under the symbols "HMGN" and "HGN," respectively. The Shares to be offered for sale pursuant to this Prospectus may be offered for sale on NASDAQ, the BSE, or in privately negotiated transactions. On September 30, 1996, the last sale price of the Company's Common Stock on NASDAQ was $2.50 per share. The Private Placement Warrants may be offered for sale on NASDAQ under the symbol "HMGNW". Prior to this offering, there has been no public market for the Private Placement Warrants and no assurance can be given that an active public market will develop for the Private Placement Warrants or, if developed, that it will be sustained.

      The Company will assume all of the costs and fees relating to the registration of the Shares, except for any discounts, concessions or commissions payable to underwriters, dealers or agents incident to the offering and sale of the Shares, and any fees and disbursements of counsel to the Selling Securityholders.

      An investment in the Securities involves a high degree of risk. See "Risk Factors" contained elsewhere in this Prospectus.

                                ------------
      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ------------

               The date of this Prospectus is November 14, 1996.

                            AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copies thereof may be obtained, at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements, and other information with respect to the Company, may obtained from the Commision's Web site at http://www.sec.gov.

      The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Act"), covering the Securities included in this Prospectus. This Prospectus does not contain all the information set forth in or annexed to exhibits to the Registration Statement filed by the Company with the Commission and reference is made to such Registration Statement and the exhibits thereto for the complete text thereof. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof, copies of which may be obtained at prescribed rates upon request to the Commission in Washington, D.C. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, such statements are qualified in their entirety by reference to such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

      IN CONNECTION WITH THIS OFFERING, CERTAIN SELLING SECURITYHOLDERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES ON THE OVER THE COUNTER MARKET ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "PLAN OF DISTRIBUTION."

      The Company will furnish its stockholders with annual reports containing audited financial statements and such interim reports as it deems appropriate.

      This Prospectus contains the trademarks VIRGO(R), RAICHEM(TM) and other trademarks of the Company.

                             PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and all Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                 The Company

      Hemagen Diagnostics, Inc. (the "Company") develops, manufactures and markets proprietary medical diagnostic test kits, or "assays," used to aid in the diagnosis of autoimmune and infectious diseases and in general health assessment. Autoimmune diseases are diseases in which the immune system mistakenly identifies the body's cells and tissues as foreign and attempts to destroy them. Rheumatoid arthritis is an example of an autoimmune disease. The Company generally focuses on markets which it believes offer significant growth potential and limited competition.

      Until July 1995, the Company's products were based primarily on two diagnostic technologies, hemagglutination and enzyme-linked immunosorbence ("ELISA" or "EIA"). In July 1995, the Company completed the acquisition of a line of similar but complementary test kits using a third technology, immunofluorescence, from Schiapparelli BioSystems, Inc. (the "VIRGO(R) Acquisition"). These acquired assays are sold under the registered trademark VIRGO(R).

      On March 1, 1996, the Company acquired Reagents Applications, Inc. ("RAI") from Kone Holdings, Inc. RAI manufactures and markets a complete line of clinical chemistry reagents and diagnostic products for in vitro diagnostic use in hospitals, clinics and laboratories. These products are sold under the RAICHEM(TM) label directly and through a network of over 30 distributors in the United States and international markets. RAI also produces private label reagents for domestic and international customers. Most RAI reagents can be used in both automated and manual analyzers. RAI's leading product lines include blood chemistry assays used to aid the monitoring and measurement of health profiles, such as cholesterol, blood urea nitrogen (BUN), triglycerides, glucose and uric acid.

      The Company offers over 90 products that have been cleared by the United States Food and Drug Administration (the "FDA") for sale in the United States. Several additional products are sold in foreign markets.
The Company markets and sells its brand name products worldwide, directly and through national and international distributors and manufacturers' representatives. The Company markets its products in South America through its majority-owned subsidiary, Hemagen Diagnosticos Comercio, Importacao e Exportacao, Ltd., a Brazilian limited liability company ("HDC"). In addition, the Company sells certain of its products on a private-label basis to multinational distributors of medical diagnostics.

      The Company owns a proprietary technique for preserving red blood cells, a key component of the Company's hemagglutination assays. This technology enables the Company to manufacture products which have a shelf life of up to 24 months (compared to a typical shelf life of 30 to 60 days for traditional hemagglutination processes), provide quick and accurate results, require no special laboratory equipment to perform and are more reliable than previously available hemagglutination assays. The extended shelf life and improvements in the consistency of these assays substantially eliminate limitations previously encountered in the use of hemagglutination assays. In the fiscal years ended September 30, 1995 and 1994, approximately 45% and 35%, respectively, of the Company's sales were derived from sales of hemagglutination assays.

      The Company's executive offices are located at 34-40 Bear Hill Road, Waltham, Massachusetts 02154. Its telephone number is (617) 890-3766. Its manufacturing facilities are at the Waltham location, in Sao Paulo, Brazil, at 9033 Red Branch Road, Columbia, Maryland and at 8225 Mercury Court, San Diego, California. Unless the context otherwise requires, the term the "Company" includes the Company, its wholly owned subsidiary, RAI, and HDC.

                                The Offering


Securities offered by
 the Selling Securityholders(1)...          5,929,562 shares of Common Stock
                                            2,964,781 Private Placement Warrants

Common Stock to be outstanding
 after the offering(1)(2).........          10,853,197

NASDAQ and BSE symbols for
 the Common Stock                           HMGN and HGN, respectively

NASDAQ symbol for the Private Placement
 Warrants                                   HMGNW

------------
<F1>  Includes Securities underlying the Private Placement Warrants and the
      Placement Agent Warrant.

<F2>  Includes the issuance of the Shares offered hereby.  Excludes shares of Common Stock issuable upon exercise of (i) options to purchase up to 494,900 shares of Common Stock under the Company's 1992 Stock Option Plan
      (the "Plan"), of which options to purchase 237,225 shares of Common Stock were outstanding as of September 30, 1996 at exercise prices ranging from $1.75 to $5.50 per share and (ii) warrants to purchase 649,500 shares of Common Stock at a weighted average exercise price of approximately
      $2.40 per share.  See "Management's Discussion and Analysis of Financial
      Condition and Results of Operations - Liquidity and Capital Resources,"
      "Management - 1992 Stock Option Plan," "Plan of Distribution," and
      "Description of Securities."

                        Summary Financial Information
                    (in thousands, except per share data)

                                          Nine Months Ended             Years Ended
                                               June 30,                September 30,
                                          -----------------    ----------------------------
                                           1996      1995       1995      1994        1993
                                           ----      ----       ----      ----        ----

Statement of Operations Data(1):

Total revenue                             $7,117    $2,217     $3,955    $ 2,361    $ 1,809
Operating loss                              (263)   (1,094)      (846)    (1,131)      (628)
Net loss                                    (591)   (1,168)      (985)    (1,108)    (1,251)
Net loss per share                          (.12)     (.37)      (.31)      (.35)      (.46)
Weighted average shares outstanding        5,010     3,155      3,158      3,150      2,717


                                                     June 30, 1996(1)
                                                     ----------------

Balance Sheet Data:

Working capital...................................        $ 5,344
Total assets......................................         11,611
Current liabilities...............................          1,608
Long term debt, less current portion (2)..........            647
Stockholders' equity..............................          9,356

------------
<F1> In March 1996, the Company completed the acquisition of RAI.  In July
     1995, the Company completed the VIRGO(R) Acquisition.  Financial information and pro forma financial information of RAI, VIRGO(R) and the
     Company are included elsewhere in this Prospectus.  See "Risk
     Factors - Recent Acquisitions;" "Risk Factors - Risks of Acquisitions
     and Expansion;" "Risk Factors - Management of Growth" and "Business -
     Recent Developments."

<F2> Prior to June 30, 1996 promissory notes with an aggregate principal balance of $1,550,000 were converted into 1,550,000 shares of Common Stock.

                               RISK FACTORS

      The Shares offered hereby involve a high degree of risk. The Shares should not be purchased by persons who cannot afford the loss of their entire investment. Purchasers should carefully consider the information presented below.

      Limited Revenues and Recent History of Operating Losses. For the fiscal years ended September 30, 1995, 1994 and 1993, the Company reported net losses of approximately $985,000, $1,108,000 and $1,251,000, respectively. The Company also reported a net loss of approximately $591,000 for the nine month period ended June 30, 1996. The Company has had limited revenues to date and no assurance can be given that the Company can operate profitably in the future. See "Financial Statements."

      Recent Acquisitions. The Company's management has undertaken a strategy of expanding the Company's operations through a combination of internal growth and acquisitions. In July 1995, the Company purchased certain assets related to a product line of diagnostic assays. The Company has leased a manufacturing facility in Columbia, Maryland to produce these assays, which are sold under the registered trademark VIRGO(R). The Company now markets and sells this product line through its internal sales force and distributors. In March 1996, the Company purchased the stock of Reagents Applications, Inc., of San Diego, California, a manufacturer of diagnostic reagents. The Company continues to produce the reagents, sold under the tradename RAICHEM(TM), in a leased facility in San Diego. No assurances can be given that historical sales levels related to the VIRGO and RAICHEM product lines will continue, or that the Company can manufacture, market and sell these product lines on a profitable basis. See "Business - Recent Developments."

      Risks of Acquisitions and Expansion. The Company's expansion plans will subject the Company to all of the risks incident to the expansion of a small business, particularly the possible adverse impact associated with the integration of new and/or acquired business operations, including but not limited to the VIRGO and RAICHEM product lines, into the Company's existing operations. The Company's business strategy includes the pursuit of acquisitions, which may require additional financing, including the issuance of additional equity securities which could result in dilution to the Company's existing stockholders. In the event an acquisition is completed and the Company incurs indebtedness in connection with such acquisition, the Company may be subject to risks associated therewith, including the risks of interest rate fluctuations and insufficiency of cash flow to pay interest and principal. No assurance can be given that equity or debt financing will be available or, if available, will be on terms acceptable to the Company. The Company may incur significant expenditures in connection with a proposed acquisition that is not completed, which would result in the Company having to expense these costs in its then current financial statements. In addition, companies that acquire businesses or technologies frequently encounter unforeseen expenses, difficulties, complications and delays, which could have a material adverse effect on the Company's results of operations. No assurance can be given that the Company's expansion plans will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company. In addition, no assurance can be given that the Company will pursue or realize any business opportunities in the future or that any such business opportunity, if pursued and realized, will prove beneficial to the Company. See "Business - Recent Developments."

      Management of Growth. The Company's ability to manage continued growth will require the Company to manage the integration of new products and facilities into existing operations and to improve operational, financial and management information systems, as to which no assurance can be given. If the Company's management is unable to manage growth effectively, the quality of the Company's products, ability to retain key personnel and results of operations would be materially and adversely affected.

      Possible Need for Additional Financing. Although the Company believes that its current cash resources and anticipated cash flows, including available lease financing, will be sufficient to fund its current working capital requirements, no assurance can be given that this will be the case. The Company experienced negative cash flow from operations during the nine months ended June 30, 1996 and during the fiscal years ended September 30, 1995, 1994 and 1993 and no assurance can be given that the Company will not require additional financing to fund its ongoing operations and plans for expansion. In the event the Company requires additional financing, no assurance can be given that the Company will be able to arrange such financing on favorable terms, if at all. Failure to do so could have a material adverse effect on the Company's business.

      Limited Marketing Experience. The Company has undertaken relatively limited commercial marketing efforts to date. Although management believes that the Company's efforts to develop commercial arrangements within its markets have been successful, no assurance can be given that such marketing efforts will be successful in the future. Such marketing efforts will require substantial efforts to inform potential customers of the commercial applications of the Company's products. No assurance can be given that the Company's commercial products and planned commercial products will realize additional market acceptance. See "Business - Distribution and Marketing."

      Limited Product Line; Technological Change. The Company's hemagglutination, ELISA, VIRGO(R) and RAICHEM diagnostic kits are presently the Company's only commercial products. Although the Company is currently developing other products, no assurance can be given that any proposed product will be successfully developed, marketed or sold. See "Business - Products."

      The clinical diagnostics field in which the Company operates is undergoing technological change. No assurance can be given that the development of new technology by others will not render the Company's products obsolete or commercially unmarketable.

      Limited Commercial Production Experience. Although the Company has manufactured and packaged commercial quantities of finished diagnostic products since 1985, no assurance can be given that the Company will be able to efficiently and successfully produce substantially increased commercial quantities of its test kits or a broader product line. See "Business - Manufacturing and Sources of Supply."

      Competition. The clinical diagnostics field in which the Company competes is subject to intense competition. The Company generally focuses on niche markets which it believes offer significant growth potential and limited competition. However, the Company competes and will compete in the future with numerous competitors, many of which have substantially greater financial, technical and managerial resources than the Company. No assurance can be given that the Company will be able to compete successfully with its present or future competitors. See "Business - Competition."

      Dependence on Key Personnel. The success of the Company is dependent on the efforts and abilities of its Chief Executive Officer and President, Dr. Carl Franzblau, and of its Vice President for Research and Development, Dr. Ricardo de Oliveira. If the Company were to lose the services of either Dr. Franzblau or Dr. de Oliveira before a qualified replacement could be obtained, its business could be materially and adversely affected. The Company has entered into employment agreements with Dr. Franzblau and Dr. de Oliveira. In addition, the Company has purchased key-person life insurance on the life of Dr. Franzblau, in the amount of $1,000,000 and on the life of Dr. de Oliveira, in the amount of $1,000,000. See "Management - Directors and Executive Officers."

      Dependence on Major Customers.   Olympus America ("Olympus") accounted
for approximately 6% and 21% of the Company's revenues for the nine months ended June 30, 1996 and for the fiscal year ended September 30, 1995, respectively. Carter-Wallace accounted for approximately 18% of the Company's revenues for the nine months ended June 30, 1996. The decrease in the percentage of the Company's sales to Olympus were primarily due to increased sales of the Company and varying levels of orders made by Olympus. Although the Company expects that its relationships with these customers will continue, if any of these customers were to cease doing business with the Company it would have a material adverse effect on the Company's business. The Company's current supply agreement with Olympus expires in February 1998. No assurance can be given that such agreement will be renewed thereafter. See "Business - Distribution and
Marketing."

      Risk of Loss of Proprietary Rights. The Company protects its proprietary technology primarily as trade secrets rather than by relying on patents, either because patent protection is not possible or, in management's opinion, would be less effective than maintaining secrecy. In addition, the Company relies upon confidentiality agreements with its employees. To the extent that it relies on confidentiality agreements and trade secret protection, there can be no assurance that the Company's efforts to maintain secrecy will be successful or that third parties will not be able to develop the technology independently. In addition, the Company licenses technology relating to two patents owned by a third party. The Company may in the future apply for patent protection for certain of its technology when management believes such protection would be beneficial to the Company. The protection afforded by patents owned or licensed by the Company depends upon a variety of factors which may severely limit the value of the patent protection, particularly in foreign countries, and no assurance can be given that patents, if granted, will provide meaningful protection for the Company's technology. In addition, no assurance can be given that the Company's products will not infringe any patents of others. Litigation could result in substantial cost to the Company and diversion of effort by the Company's management and technical personnel. See "Business - Patents and Proprietary Rights."

      Regulation by Governmental Agencies. The Company's manufacturing and marketing of diagnostic test kits are subject to government regulation in the United States and any other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory approvals involves lengthy and detailed laboratory and clinical testing, and other costly and time-consuming procedures. This regulatory process may delay marketing of new products for lengthy periods and impose costly procedures, thereby furnishing an advantage to competitors with greater resources. No assurance can be given that regulatory clearances will be granted on a timely basis in the future, if at all. The extent of governmental regulation which may arise from future legislative or administrative action cannot be predicted. See "Business - Government Regulation."

      Dependence on Supplier. One of the antigens used in two of the Company's ELISA and two of its hemagglutination test kits is available from only one supplier. Management believes that, if necessary, the Company could manufacture sufficient quantities of the antigen itself. However, if the supply of this antigen were to cease, the Company could experience delays in producing these products, which could have an adverse impact on the Company. In addition, no assurance can be given that the Company can produce sufficient quantities of the antigen, if at all. See "Business - Manufacturing and Sources of Supply."

      Product Liability Risks. The Company may incur product liability due to product failure or improper use of products by the user. Inaccurate detection may result in the failure to administer necessary therapeutic drugs or administration of unnecessary and potentially toxic drugs. Even with proper use of a product, there may be specific instances in which the results obtained from the Company's test kits could lead a physician to incorrectly predict the appropriate therapy for a particular patient. The Company maintains product liability insurance that it believes to be adequate for its present operations. There is no assurance that the amount of the Company's insurance is sufficient to fully insure against claims which may be made against the Company. In addition, there can be no assurance that the Company will be able to renew its product liability insurance or find a substitute insurance carrier on favorable terms, or at all. See "Business - Product Liability."

      Risks Associated with Foreign Sales. During the fiscal year ended September 30, 1995 and 1994 the Company derived approximately 41% and 32% of its revenue, respectively, from sales to its dealers and end users located in foreign countries. The Company presently intends to increase its sales efforts in South America, Japan and Western Europe in the future. Since most of the Company's international sales are denominated in U.S. dollars, the Company's products may be less competitive in countries with currencies declining in value against the dollar. To the extent the Company decreases prices to reflect a change in exchange rates, the profitability of the Company's business in those markets could be materially adversely affected. In the past, there have been significant fluctuations in the exchange rates between the dollar and the currencies in those countries. See
"Business - South American Activities" and "Business - Distribution and Marketing."

      In addition, foreign countries may impose limitations in the amount of currency that may be withdrawn from such countries. Such limitations, if imposed, could materially adversely affect the Company's financial condition and results of operations.

      No Dividends. The Company has not paid dividends on its Common Stock since its inception and does not intend to pay any dividends to its stockholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. See "Dividends."

      Sales Pursuant to Rule 144. Approximately 1,800,000 shares of the Common Stock currently outstanding have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and are "restricted securities" under Rule 144 of the Securities Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of two years may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits sales by a person who is not an affiliate of the Company and who has satisfied a three-year holding period without any quantity limitation. Future sales under Rule 144 may have a depressive effect on the market price of the Common Stock should a public market develop for such stock. See "Description of Securities."

      Future Sales of Common Stock. Up to 494,900 shares of Common Stock may be issued to employees, officers, directors and consultants pursuant to the exercise of options under the Company's 1992 Stock Option Plan, of which options to purchase 237,225 shares have been granted as of September 30, 1996 at a weighted average exercise price of approximately $2.50 per share. In addition, the Company has issued outstanding warrants ("Warrants") to purchase up to 649,500 shares of Common Stock at a weighted average exercise price of approximately $2.40 per share. The existence of the stock options, Warrants and Private Placement Warrants and the issuance and resale of the Shares and of shares of Common Stock issuable upon exercise of stock options and the Warrants could have a material adverse effect on the market price of the Company's Common Stock. See "Plan of Distribution" and "Description of Securities."

      Possible Anti-Takeover Effects of Certain Charter Provisions. The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). No shares of Preferred Stock are currently outstanding, and the Company has no present plans for the issuance thereof. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. However, the issuance of any such shares of Preferred Stock could adversely affect the rights of holders of Common Stock and, therefore, could reduce the value of the Common Stock. In addition, the ability of the Board of Directors to issue Preferred Stock could discourage, delay or prevent a takeover of the Company. See "Description of Securities."

      In addition, the Company, as a Delaware corporation, is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, the law restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. As a result of the application of Section 203 and certain provisions in the Company's Certificate of Incorporation and Bylaws, potential acquirors of the Company may find it more difficult or be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

      In addition, the Company's Bylaws provide for the Company's Board of Directors to be divided into three classes. Directors constituting approximately one-third of the Board of Directors are elected each year for a period of three years at the Company's annual meeting of stockholders and serve until their successors are duly elected by the stockholders. A classified Board of Directors could discourage, delay or prevent a takeover or change of control of the Company.

      Absence of Public Trading Market. Prior to this Offering, no public trading market for the Private Placement Warrants has existed. Although the Company has applied for inclusion of the Private Placement Warrants on NASDAQ and the BSE, no assurance can be given that such application will be accepted or, if accepted, that a market will develop for these securities, or that if developed, that such a market will be sustained.

      Current Prospectus and State Blue Sky Registration Required to Exercise Warrants. Purchasers may buy Private Placement Warrants in the aftermarket or may move to jurisdictions in which the shares of Common Stock issuable upon exercise of the Private Placement Warrants are not registered or qualified for sale during the period that the Private Placement Warrants are exercisable. In this event, the Company would be unable to issue shares of Common Stock to those persons desiring to exercise their Private Placement Warrants unless and until the shares of Common Stock could be registered or qualified for sale in the jurisdictions in which such purchasers reside, or unless an exemption to such qualification exists in such jurisdiction. No assurance can be given as to the ability of the Company to effect any required registration or qualification of the Common Stock in any jurisdiction. See "Description of Securities - Private Placement Warrants."

                               USE OF PROCEEDS

      The Company issued 2,695,255 of the Shares and an equal number of Private Placement Warrants in connection with the Private Placement completed in March 1996. In addition, the Company issued a warrant to purchase up to 269,526 units ("Units") at $2.75 per unit, to Jesup and Lamont Securities Corporation, who served as placement agent in connection with the Private Placement. Each Unit consists of one Share and one Private Placement
Warrant.

      The Company used the proceeds of the Private Placement to fund the RAI Acquisition and for working capital and general corporate purposes. The Private Placement Warrants are exercisable at $2.75 per share, for an aggregate exercise price of $8,153,000. Exercise of the Private Placement Warrants, if any, will be made at the discretion of the holders thereof. To the extent the Private Placement Warrants are exercised, the Company intends to use the proceeds therefrom for working capital and general corporate purposes. The Company may also use proceeds from exercises of the Private Placement Warrants to fund joint ventures and acquisitions of products, technologies and other companies. As of the date of this prospectus, the Company has no agreements, arrangements or understandings with respect to any such joint venture or acquisition. The Company will receive no part of the proceeds of any secondary sales by the Selling Securityholders involving the Shares. See "Plan of Distribution" and "Description of Securities."

      The Company has agreed to assume all of the costs and fees relating to the registration of the Securities covered by this Prospectus, except for any discounts, concessions or commissions payable to underwriters or dealers, agent brokerage fees incident to the offering of the Shares and any fees and disbursements of counsel to the Selling Securityholders. The Company estimates the expenses associated with this offering will be approximately $75,000.

                               DIVIDEND POLICY

      The Company has never paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company presently intends to retain future earnings to fund the development and growth of its business. See "Risk Factors - No Dividends."

                         PRICE RANGE OF COMMON STOCK

      The Company's Common Stock has traded on the NASDAQ Small-Cap
Market ("NASDAQ") and the Boston Stock Exchange since the Company's initial public offering, which was completed in February 1993. The following table sets forth the high and low sale prices for the Common Stock as reported by NASDAQ for the periods indicated. All high and low sale prices for the Common Stock have been rounded to the nearest cent.

                                                  High    Low
                                                  ----    ---


Fiscal 1995

      First Quarter                              $3.50   $1.88
      Second Quarter                             $2.25   $1.13
      Third Quarter                              $2.13   $1.09
      Fourth Quarter                             $4.50   $1.75

Fiscal 1996

      First Quarter                              $3.50   $1.75
      Second Quarter                             $4.13   $2.50
      Third Quarter                              $4.13   $2.63
      Fourth Quarter                             $3.13   $2.00

Fiscal 1997

      First Quarter (through 10/30/96)           $2.63   $2.31

      On September 30, 1996, the last sale price for the Common Stock as reported by NASDAQ was $2.63 per share and there were approximately 240 record holders of the Common Stock.

                                  BUSINESS

General

      The Company develops, manufactures and markets proprietary medical diagnostic test kits, or "assays," used to aid in the diagnosis of autoimmune and infectious diseases. Autoimmune diseases are diseases in which the immune system mistakenly identifies the body's cells and tissues as foreign and attempts to destroy them. Rheumatoid arthritis is an example of an autoimmune disease. The Company generally focuses on niche markets which it believes offer significant growth potential and limited competition.

      Until July 1995, the Company's products were based primarily on two diagnostic technologies, hemagglutination and ELISA. In July 1995, the Company completed the acquisition of a line of similar but complementary test kits using a third technology, immunofluorescence, from Schiapparelli BioSystems, Inc. (the "VIRGO(R) Acquisition"). The assays acquired are sold under the registered trademark VIRGO(R).

      On March 1, 1996, the Company acquired a producer of general clinical chemistry reagents utilizing colorimetric, turbometric and enzymatic procedures from Kone Holdings, Inc. (the "RAI Acquisition"). The RAI assays are sold under the registered trademark RAICHEM(TM).

      The Company offers approximately 100 test kits, of which over 90 have been cleared by the FDA for sale in the United States. The Company sells test kits that have not yet been cleared by the FDA in foreign markets. The Company markets and sells its brand name products worldwide, directly and through national and international distributors and manufacturers' representatives. The Company markets its products in South America through its majority-owned subsidiary HDC. In addition, the Company sells certain of its products on a private-label basis to multinational distributors of medical diagnostics.

Recent Developments

      Reagents Applications, Inc.

      On March 1, 1996, the Company acquired all of the capital stock of Reagents Applications, Inc. ("RAI") for a total purchase price of approximately $4.9 million in cash. RAI, based in San Diego, California, manufactures and markets clinical reagents and assays used in hospitals and private laboratories. The Company sells these products worldwide directly and through distributors and original equipment manufacturers. RAI had revenues of approximately $5,807,000 for the year ended December 31, 1995. No assurance can be given that historical revenue levels of RAI will provide an accurate reflection of future revenues.

      VIRGO(R) Acquisition

      On July 1, 1995, the Company completed the VIRGO(R) Acquisition from Schiapparelli BioSystems, Inc. ("SBI"). In connection with this acquisition, the Company paid $1,000,000 in cash and issued a promissory note for approximately $380,000, which was paid on December 15, 1995. The Company manufactures the VIRGO(R) products at a portion of the facility previously used by SBI in Columbia, Maryland.

      The VIRGO(R) products consist primarily of assays that aid in the diagnosis of infectious and autoimmune diseases using immunofluorescence technology. VIRGO(R) test kits are used by over 300 clinical laboratories in the United States and Europe, including by certain pre-existing customers of the Company. The Company sells the VIRGO(R) products through some of its existing distribution channels and to former customers and distributors of SBI. The VIRGO(R) products generated sales of approximately $1,186,000 and $2,661,000 for the six months ended June 30, 1995 and the year ended December 31, 1994, respectively. No assurance can be given that historical sales levels of VIRGO(R) products will provide an accurate reflection of future sales levels.

      Agreement with Sheffield Medical Technologies, Inc.

      In December 1995, the Company entered into an agreement with Sheffield Medical Technologies, Inc. to develop a test for an antibody believed to be responsible for nonprogression of the HIV virus into Acquired Immune Deficiency Syndrome ("AIDS") in HIV-positive individuals. The agreement calls for the Company to develop a blood test for the antibody which is believed to be present in virtually all of the HIV-positive individuals who survive at least ten years following diagnosis of the HIV infection. The assay, if developed, could be useful in monitoring the effectiveness of a vaccine that may one day be developed to generate the antibody.

      Carter-Wallace Agreement

      In December 1994 the Company entered into a five-year agreement (the "Carter-Wallace Agreement") with Carter-Wallace, Inc. ("Carter-Wallace") to manufacture approximately 14 diagnostic test kits for the Wampole division of Carter-Wallace. The test kits, which had previously been manufactured by Carter-Wallace, are used to aid the diagnosis of common diseases such as rheumatoid arthritis, mononucleosis, strep throat and rubella, as well as to detect pregnancy. Carter-Wallace has agreed to purchase its requirements for these test kits from the Company during the term of the Agreement, subject to the Company maintaining certain quality standards. The test kits are sold by Carter-Wallace to clinical laboratories and physicians' office laboratories both domestically and abroad.

      From December 1994 through May 1995, the Company remodeled its manufacturing facility and developed certain technical capabilities in preparation for producing test kits under the Carter-Wallace Agreement. Initial shipments of finished goods under the Carter-Wallace Agreement began during the Company's third quarter of fiscal 1995 and full scale production commenced in the Company's second quarter of fiscal 1996. The Carter-Wallace Agreement contains provisions for two-year extensions and may be expanded to include additional products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Technology

      The presence and concentration of certain antibodies in the blood of an individual can assist physicians in the diagnosis of certain diseases. The Company's hemagglutination, ELISA and immunofluorescence immunoassays are in vitro (outside of a patient's body) diagnostic tests that are used to measure specific substances, either antigens or antibodies, in blood or other body fluids. An antigen is a substance that reacts with a particular antibody in a manner which, in the proper environment, is detectable either by the naked eye or with the aid of a laboratory technique which amplifies the reaction so that it is rendered visible. The Company's hemagglutination and ELISA assays are two examples of such an amplification.

      The Company relies upon proprietary technologies in the manufacture of its kits. These technologies include a lyophilization technique which substantially extends the shelf life of the Company's hemagglutination assays, and proprietary methods to prepare antigens for its ELISA assays.

      Hemagglutination

      Hemagglutination is the agglutination or "clumping" of red blood cells ("RBCs"). Many substances, including certain antibodies, when placed in contact with RBCs, will cause agglutination.

      Under the appropriate conditions, human RBCs may be modified or sensitized by binding specific foreign antigens to their surface. These sensitized RBCs will agglutinate when placed in contact with a specific antibody to the foreign antigen. The presence of certain antibodies in an individual's serum (blood from which most red blood cells have been removed) can indicate certain diseases. By sensitizing RBCs with an antigen that specifically reacts with a particular antibody, the simple visible observation of the agglutination reaction will indicate the presence of the disease-produced antibody. The use of RBCs instead of other particles can allow for simple visual observation of the agglutination reaction in the proper environment, and reduces the non-specific reactions seen in artificial systems such as those that utilize latex particles.

      To perform the Company's hemagglutination test, a technician combines the Company's sensitized RBCs with a patient's serum in a small well with a V-shaped bottom according to a set of directions included with the Company's test kits. If no agglutination takes place, the RBCs will settle to the bottom of the well, resulting in a clearly visible red dot which indicates that the test is negative.

      In contrast, if the particular antibody is present in the patient's blood, the RBCs will agglutinate, which prevents the RBCs from settling to the bottom of the well. Instead of the small red dot, the substance will appear diffuse, which indicates a positive reaction.

      ELISA

      ELISA (or EIA) tests employ small plastic vessels coated with particular antigens. The test process involves introducing the patient's serum into the vessel to allow a reaction to occur. If the antibody being tested for is present, it will bind to the antigens on the bottom surface of the vessel. After the vessel is rinsed, the specifically bound antibody will remain while any non-specific antibodies will be washed away. To detect the quantity of the specific antibody, other compounds are added which will cause a color change in the vessel, the intensity of which is directly proportionate to the quantity of the specific antibody bound. If no color is noted, this indicates that the patient's serum did not contain detectable quantities of the specific antibody.

      Immunofluorescence

      The Company's immunofluorescence tests are analyzed using a fluorescent microscope. Mammalian cells grown on microscope slides are treated with disease-producing organisms (viral or bacterial). Serum from a patient is placed in contact with the infected cells. If a patient has antibodies to the organism causing the disease, the antibodies will bind to the organism. A chemical is added to the slide which binds to the organism and the antibody, if present. When the slide is illuminated with light at a specific wavelength in the microscope, the chemically-treated cells will appear fluorescent, indicating a positive test result. If the patient did not have the appropriate antibody, no fluorescence will appear and the test result will be deemed negative.

      Apolipoproteins and Acute Phase Reactants

      The Company has developed a new application for its ELISA technology to detect cardiovascular risk factors (apolipoproteins) and inflammatory signals (acute phase reactants), the latter of which are present in a patient's blood prior to the clinical manifestation of infection or inflammation. If successful, these technologies could lead to earlier detection and treatment of cardiovascular disease, the imminent rejection of transplanted organs, or the onset of infections, than is possible with techniques now commercially available. Such earlier detection could enable physicians to better plan appropriate treatment of patients with these conditions. The Company currently markets two test kits to detect inflammatory signals, one of which has received clearance from the FDA for clinical use and one of which is currently sold for research purposes. Product sales for these tests were not material in fiscal 1995 or 1994.

Current Products

      Hemagglutination Assays

      The Company believes that it manufactures and markets the only commercially available hemagglutination kits which test for antibodies to antigens present in the nucleus of a cell ("extractable nuclear antigens," or "ENAs") which are markers of certain autoimmune diseases. Each of the Company's hemagglutination assays is based on the Company's proprietary technique to lyophilize, or "freeze dry," the RBCs which form the central component of a hemagglutination assay. The Company's proprietary lyophilization technique for the preservation of RBCs permits the production of standardized, easy-to-use and accurate hemagglutination tests with an extended shelf life, all of which are attributes previously unavailable using hemagglutination assays. The shelf-life of the lyophilized RBCs before reconstitution may be up to 24 months. A technician reconstitutes the powdered cells in a water-based solution prior to introducing the patient's serum.

      Each hemagglutination test also requires a specific formula to sensitize the RBCs prior to lyophilization such that they will react to a specific antibody. For each of its tests, the Company uses a proprietary formula to combine antigens and other reagents with RBCs in a manner that allows for standard, sensitive and specific agglutination reactions. Results from the Company's test kits are generally available within two hours. The Company's hemagglutination test kits aid in the diagnosis of the following diseases:

         SLE (lupus)                          dermatomyositis
         mixed connective tissue disease      polymyositis
         Sjogren's syndrome                   rheumatoid arthritis
         scleroderma (systemic sclerosis)     Chagas' disease
                                              cytomegalovirus (cmv)

      In Fiscal 1995 and 1994, the Company derived approximately 45% and 35% of its revenues, respectively, from sales of hemagglutination assays.

      ELISA Assays

      The Company develops and markets ELISA tests for the detection of disease markers. As with corresponding hemagglutination tests produced by the Company, most of the Company's ELISA assays test for elevated levels of antibodies, which are useful indicators of certain diseases. ELISA tests are widely used by large laboratories because these tests adapt easily to automated diagnostic testing equipment. The Company's ELISA test kits aid in the diagnosis of the following diseases:

         SLE (lupus)                          polymyositis
         mixed connective tissue disease      dermatomyositis
         Sjogren's syndrome                   connective tissue diseases
         scleroderma (systemic sclerosis)     dermatomyositis
                                              Chagas' disease

      Certain of the Company's ELISA tests are also used to monitor the acute phase response to infection and inflammation in diseases such as lupus and rheumatoid arthritis.

      The Company derived approximately 32% and 65% of its revenues, respectively, from sales of ELISA test kits in Fiscal 1995 and 1994, respectively. Carter-Wallace sales accounted for 7% of Fiscal 1995 revenue and 0% of fiscal 1994 revenues, while sales of the VIRGO(R) line accounted for 16% of Fiscal 1995 revenues and 0% in Fiscal 1994.

      The Company's ELISA and hemagglutination kits include screen tests in which up to six different diagnostic indices are monitored at the same time, which is useful in the rapid initial screening of patients. If the screen test is positive, individual kits are available to identify which of these six indices is present.

      VIRGO(R) Products

      The Company's immunofluorescence ("IFA") products, sold under the trade name VIRGO(R), consist primarily of diagnostic assays for infectious diseases. VIRGO(R) test kits are used as primary or confirmatory tests in many large clinical laboratories in the United States. There are currently 15 kits in the VIRGO(R) product line.

      The Company's VIRGO(R) products are used to aid in the diagnosis of the following:

         cytomegaloviras                 herpes simplex
         SLE (lupus)                     german measles
         connective tissue diseases      chicken pox
         primary bilary cirrhosis        infections with Epstein-Barr virus
         toxoplasmosis                   chlamydial infections
         syphilis                        measles
         primary RSV infections          mumps infections

      In the three month period from July 1, 1995, the date the VIRGO(R) Acquisition was completed, through September 30, 1995, the Company derived approximately 30% of its revenues from sales of VIRGO(R) products. Sales of VIRGO(R) products accounted for 24% of the Company's sales for the nine month period ended June 30, 1996.

      RAI Products

      The Company's general chemistry products, sold under the trade name RAICHEM(TM), consist of a broad range of assays used on automated and semi-automated clinical chemistry analysis systems. Many of the RAICHEM assays are used in profiling general health conditions and as specific indications of possible disease states.

South American Activities

      In 1991, the Company began to market its product line in South America through HDC. In fiscal 1994, HDC completed the renovation of a new manufacturing and office facility in Sao Paulo, Brazil, which allows HDC to manufacture test kits in South America. This facility began to manufacture products in fiscal 1994.

      The Company markets its full product line to the South American market, including three proprietary assays for Chagas' disease. Chagas' disease (American Trypanosomiasis) is an insect and blood transfusion transmitted parasitic infection which eventually attacks the victim's cardiovascular system. Due to poor sanitation and other factors, insects have transmitted Chagas' disease widely throughout Central and South America, with substantial encroachment into Mexico. In response to the need for efficient and accurate testing for Chagas' disease, the Company has developed three diagnostic tests: an instrument-free hemagglutination assay, an ELISA assay, and a hemagglutination assay prepared specifically for use with certain automated blood-typing instruments.

      The office in Sao Paulo is presently staffed by three full-time salespeople administrators who receive and process orders, and two people in production, shipping and technical support. In addition, Dr. de Oliveira, the Company's Vice President of Research and Development, spends time in Brazil attending to business of the Company. In Fiscal 1995 and 1994 the Company derived product sales through HDC of approximately $973,000 and $268,000, respectively. See "Business - Facilities," "Management" and "Certain Transactions."

Distribution and Marketing

      In the United States, the Company sells its products directly to clinical laboratories and blood banks and on a private-label basis through multinational distributors of medical supplies. Internationally, the Company sells its products primarily through distributors. The Company grants exclusive and non-exclusive distributorships, which generally cover limited geographic areas and specific test kits. The Company's exclusive distributorship arrangements generally condition exclusivity on the distributor maintaining minimum purchases from the Company. The Company has relationships with approximately 35 distributors and its products have been sold in over 20 countries. The Company also engages four independent sales representatives, who market the Company's products to blood banks and clinical laboratories.

      Since 1989 the Company has been the exclusive provider of test kits to detect CMV antibodies for use with the Olympus PK-7100, the world's most widely used automated blood-typing instrument in blood banks and large commercial laboratories. Pursuant to the terms of the Company's agreement with Olympus, the Company provides CMV test kits for sale by Olympus worldwide to users of the PK-7100. The agreement provides that Olympus must purchase a minimum number of hemagglutination CMV test kits annually from the Company through February 1996, subject to the Company meeting certain requirements. The agreement specifies that during its term, the Company will not sell its CMV assays to any customers worldwide which use Olympus instruments or use competing laboratory analysis equipment in blood banks. Sales of CMV assays to Olympus were approximately $674,000 and $592,000 during Fiscal 1995 and 1994, respectively. The Company's current supply agreement with Olympus expires in February 1998. No assurance can be given that such agreement will be renewed thereafter. See "Risk
Factors - Dependence on Major Customers."

      The Company also manufactures products on a private label basis for Sigma Diagnostics, Boehringer Mannheim GmbH ("Boehringer"), and Carter-Wallace pursuant to supply agreements. These agreements do not currently provide for minimum purchases and therefore the Company cannot predict the level of revenues it will derive from these agreements.

      Olympus accounted for approximately 21% of the Company's revenue for Fiscal 1995 and approximately 6% of the Company's revenue for the nine months ended June 30, 1996. Carter-Wallace accounted for approximately 18% of the Company's revenues for the nine months ended June 30, 1996. Although the Company expects that its relationships with these customers will continue, if any of these customers were to cease doing business with the Company it could have a material adverse effect on the Company's business. See "Risk Factors - Dependence on Major Customers."

Products Under Development

      The Company is presently developing new products in areas described below. The Company spent a total of approximately $562,000, $727,000 and $440,000 on Company-sponsored research and development for the fiscal years ended September 30, 1995, 1994 and 1993, respectively. The Company spent a total of approximately $11,000, $0 and $102,000 on customer-sponsored research and development for the years ended September 30, 1995, 1994 and 1993, respectively. No assurance can be given that any technologies or products under development by the Company will be successfully developed, marketed or sold on a profitable basis.

      Autoimmune Diseases

      The Company intends to continue its development of products to aid in the diagnosis of autoimmune diseases. Hemagglutination and ELISA kits for the detection of antibodies associated with chronic autoimmune active hepatitis, primary biliary cirrhosis and thyroiditis are currently under development. The Company believes that it will have commercially available assays for these purposes in fiscal 1997, subject to obtaining appropriate regulatory clearances. See "Risk Factors - Government Regulation."

      Acute Phase Reactants and Apolipoproteins

      The Company continues to develop an application for its ELISA technology which would detect cardiovascular risk factors (apolipoproteins) and inflammatory signals (acute phase reactants) that are present in a patient's blood prior to the manifestation of disease. In addition, this assay could lead to earlier detection of organ transplant rejection or infection than is possible with techniques now commercially available. This technology is licensed by the Company from Boston University, which has a patent for the technology. See "Business - Relationship with Boston University."

      The Company's acute phase reactant technology has a number of potential applications, including:

      * Transplantation

      The key to successful organ transplantation is to ensure that the new organ is not rejected by the recipient's body. This can be aided in part by administering appropriate drugs prior to the time when the recipient's body rejects the transplant. It has been reported that during the early phase of the rejection process, the body will produce increased levels of certain acute phase reactants. Using the Company's serum amyloid A ("SAA") assay, physicians may be able to detect the point at which a body is rejecting a transplanted organ earlier than current techniques allow.

      * Cardiovascular Diseases

      The Company is developing a test to measure two blood lipoproteins, which are indicators of risk of cardiovascular disease. High levels of these two lipoproteins have been cited as more reliable indices of cardiovascular risk than cholesterol levels. Together with SAA, these technologies could detect high cardiovascular risk levels in patients with chronic autoimmune disease.

      * Rheumatoid Arthritis

      In connection with the Company's development program, the Company has sold test kits utilizing its acute phase reactant technology to Pfizer for use in the evaluation of Pfizer's experimental drug Tenidapr for the treatment of rheumatoid arthritis.

      Infectious Diseases

      The Company continues to develop additional assays to aid in the diagnosis of infectious diseases. The Company recently completed the development of products are known as a "ToRCH panel," and include assays for toxoplasmosis, rubella, CMV, and herpes. The Company is also developing test kits for Lyme disease and for Epstein-Barr virus. As with all of the Company's products under development, these products will have to undergo FDA review before they can be marketed and sold in the United States. The Company cannot predict when it will receive FDA clearance for these products, if at all. See "Risk Factors - Government Regulation" and "Business - Government Regulation."

Relationship with Boston University

      Dr. Carl Franzblau, the Chairman of the Board, Chief Executive Officer and President of the Company, serves as a Professor and Chairman of the Department of Biochemistry and as Associate Dean for Graduate Affairs at the Boston University School of Medicine. Dr. Alan Cohen, a Director of the Company, serves as a Professor of Medicine and Pharmacology at Boston University School of Medicine. Lawrence Gilbert, a Director of the Company, is a former Director of the Patent and Technology Administration at Boston University. Dr. John I. Sandson, a Director of the Company, is Dean Emeritus of the Boston University School of Medicine. Charles W. Smith, a Director of the Company, served as Senior Vice President of Boston University from 1984 through 1989 and as its Treasurer from 1983 through June 1992. The Company believes that the continuing relationship between Boston University and these individuals, particularly Dr. Franzblau, is beneficial to the Company, particularly with respect to providing the Company with access to new developments in scientific areas related to the Company's business. See "Management" and "Certain Transactions."

      License Agreements

      In March 1992, the Company entered into a license agreement (the "B.
U. License Agreement") with Boston University (the "University") pursuant to which the Company has obtained the exclusive right to use certain of the University's patented technology to manufacture and market assays for the detection of acute phase reactants. See "Business - Products under Development." Pursuant to the B. U. License Agreement, the Company is obligated to pay an annual royalty of 5% of the first $50,000 of the Company's net sales of these assays, and 10% of the Company's net sales of these assays in excess of $50,000 until the Company has paid the University a license fee of $10,000 and reimbursed it for certain patent expenses. Thereafter, the Company will pay a 5% royalty on its net sales of these assays. Sales under the B.U. License Agreement have been immaterial to date.

      In July 1994, the Company entered into a second license agreement with the University under which the Company obtained the exclusive right to use additional patented and patent-pending technology of the University to manufacture and market certain products relating to tumor markers. The royalties due under the terms of the agreement are the same as the B.U. License Agreement and will be applied to a license fee of $15,000. No royalties were paid in the years ended September 30, 1995 or 1994 and no amounts were accrued for royalties at September 30, 1995 or 1994. The agreement terminates upon the termination of the patents.

      Product Development Agreement

      On February 14, 1992 the Company entered into a product development agreement with the University to develop a urine-based assay to measure levels of desmosine, which can indicate certain diseases such as cystic fibrosis and emphysema. This agreement was terminated in 1993. The parties are currently in discussions concerning the desirability of commercializing this technology.

Manufacturing and Sources of Supply

      The Company manufactures its hemagglutination and ELISA test kits at its facility in Waltham, Massachusetts, and its VIRGO(R) products based on immunofluorescence technology at its facility in Columbia, Maryland. The RAICHEM line is produced at the Company's facility in San Diego, California. The Company purchases RBCs and some of the antigens and other reagents used in the kits from outside vendors. Most reagents used in the Company's test kits are manufactured at the Company's facilities. The Company uses lyophilization equipment to preserve sensitized RBCs for its hemagglutination test kits.

      All components used in the Company's products are available from multiple sources, except for an antigen called SSA, which the Company uses in two of its ELISA and two of its hemagglutination test kits. The Company believes that the supplier of this antigen produces this antigen for many customers. Management believes that if necessary, the Company could produce sufficient quantities of this antigen itself. Therefore, if the supply of this antigen were to cease, the Company believes it would not have a long-term material adverse impact on the Company's business taken as a whole. See "Risk Factors - Dependence on Suppliers."

Government Regulation

      The Company's manufacturing and marketing of diagnostic test kits are subject to government regulation in the United States and any other countries in which the Company's products are sought to be marketed. The Company may also seek regulatory approval to market its products and proposed products in jurisdictions other than the United States. The process of obtaining regulatory clearance involves lengthy and detailed laboratory and clinical testing, and other costly and time consuming procedures. This regulatory process may delay marketing of new products for lengthy periods and impose costly procedures, thereby furnishing an advantage to competitors with greater resources. Although over 90 of the Company's current products have been cleared by the FDA through the 510(k) review process, described below, there can be no assurance that regulatory clearance will be granted on a timely basis in the future, if at all. The extent of government regulation which may arise from future legislative or administrative action cannot be predicted.

      In vitro monitoring products, such as those employing antibodies for the detection of autoimmune diseases in humans, are generally classified as medical devices by the FDA. For some in vitro products, the United States Food, Drug, and Cosmetic Act provides a process known as a "510(k) review" to enable the manufacturer to demonstrate that the proposed product is "substantially equivalent" to another product in commercial distribution in the United States before May 28, 1976 or which has subsequently been classified as a Class I or Class II medical device. When a 510(k) review is used, a sponsor is required to submit a Pre-Market Notification to the FDA. In the absence of a response from the FDA, the Company would not be able to proceed with sales of its in vitro product for diagnostic use unless and until it received notification from the FDA. In the event that the FDA requests additional information for the Pre-market Notification, there could be multiple cycles of submissions until clearance is obtained. The FDA has statutory authority to also require clinical studies data to support a Pre-Market Notification 510(k) application.

      In cases where there are no existing FDA approved products "substantially equivalent" to the new product, an approved pre-market approval application ("PMA"), which involves a lengthier and more burdensome process, would be required before the FDA would allow commercial distribution. No assurance can be given that any in vitro blood test the Company develops in the future will be found to have an intended use that would qualify the new test for 510(k) clearance. Accordingly, a PMA may be required for any new application of the Company's proposed in vitro blood tests.

      The FDA invariably requires clinical data for a PMA and, although the FDA may grant 510(k) clearance without supporting clinical data, such data may be required if the FDA determines that technical differences from existing products suggest the need for additional evidence of safety or effectiveness of the new product. If clinical studies are necessary, the FDA may require the Company to obtain an investigational device exemption ("IDE"). An IDE normally restricts the distribution of an investigational device to a limited number of institutions, and use by a limited number of investigators, for the purpose of performing studies to be submitted to the FDA in a 510(k) Pre-Market Notification or a PMA. The amount that can be charged for use of an investigational device in a clinical study is generally limited to recovery of costs until a 510(k) notification is cleared or PMA approval is granted by the FDA. Accordingly, no significant return can be expected during the study of investigational devices.

      Although certain diagnostic products are exempt from IDE requirements, the exemption applies only to tests which do not require an invasive sampling procedure that presents significant risk, do not introduce energy (such as X-rays) into a subject, and are not used as diagnostics without a confirmatory diagnosis by a medically established diagnostic product or procedure. The Company's products would not be used as diagnostics without such a confirmatory diagnosis while an investigational device.

      Medical devices may be exported before receiving IDE, 510(k) or PMA clearance under certain conditions, providing FDA approval of the proposed exportation is obtained. The receiving country must certify that the device is not in conflict with the laws of that country and that the foreign government is aware of the device's import. In addition, the FDA may require safety data similar to that required for approval of an IDE before approving the exportation of a new device. In foreign countries, the Company's distributors are generally responsible for obtaining any required government consents.

      The Company is also required to register with the FDA as a device manufacturer and list its devices. As such, the Company is subject to inspection on a routine basis for compliance with the FDA's Good Manufacturing Practice ("GMP") regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. Failure to comply with applicable GMP or other regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, injunctions against further distribution, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, the Company is required to comply with various FDA requirements for labeling. Pursuant to the Medical Device Reporting Act regulations, the Company is also required to notify the FDA of any deaths or serious injuries alleged to have been associated with the use of its diagnostic test kits as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. Finally, the FDA prohibits an approved device from being marketed for unapproved applications. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors - Government Regulation."

Competition

      Competition in the clinical diagnostics industry is intense. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Some of these companies have substantially greater capital resources and have marketing and business organizations of substantially greater size than the Company. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed and under development by the Company, for a longer period of time than has the Company. The Company believes that its primary competitors in the diagnostics market include Abbott Laboratories, Sigma Diagnostics, Trace-America, Inc. NA, Gull Laboratories, Inc., Inova, Sanofi Diagnostics Pasteur, Inc. (formerly Kallestad Diagnostics, Inc.), Diamedix Corporation and Clark Laboratories. The Company expects competition within this industry to intensify. See "Risk Factors - Competition."

Product Liability

      The testing, marketing and sale of clinical diagnostics products entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against the Company. The Company may incur product liability due to product failure or improper use of products by the user. Inaccurate detection may result in the failure to administer necessary therapeutic drugs or administration of unnecessary and potentially toxic drugs. Even with proper use of a product, there may be specific instances in which the results obtained from the Company's test kits could lead a physician to incorrectly predict the appropriate therapy for a particular patient. The Company maintains product liability insurance in the amount of up to $5,000,000 per incident and in the aggregate which, based on the Company's experience and industry practice, the Company believes to be adequate for its present operations. No assurance can be given that the amount of the Company's insurance is sufficient to fully insure against claims which may be made against the Company. See "Risk Factors - Product Liability Risks."

Patents and Proprietary Rights

      The Company protects its technology primarily as trade secrets rather than by relying on patents, either because patent protection is not possible or, in management's opinion, would be less effective than maintaining secrecy. In addition, the Company relies upon confidentiality agreements with its employees. To the extent that it relies on confidentiality agreements and trade secret protection, there can be no assurance that the Company's efforts to maintain secrecy will be successful or that third parties will not be able to develop the technology independently. The Company may in the future apply for patent protection for certain of its technology when management believes such protection would be beneficial to the Company. The protection afforded by patents depends upon a variety of factors which may severely limit the value of the patent protection, particularly in foreign countries, and no assurance can be given that patents, if granted, will provide meaningful protection for the Company's technology. See "Risk Factors - Patents and Proprietary Rights."

Royalty Obligations

      The Company is required to pay royalties to third parties on sales of some of its products and proposed products. See "Business - Relationship with Boston University" and "Certain Transactions."

Employees

      As of September 30, 1996, the Company had 98 full-time employees, of which five are executive officers, 15 are employed in general and administrative activities, 14 are involved in sales and marketing and 64 are involved in production and research and development.

Facilities

      The Company maintains its principal executive offices, laboratory and production operations in Waltham, Massachusetts in two adjacent buildings; one a 4,000 sq. ft. facility which houses the Company's research and development laboratories, and the other a 15,000 sq. ft. facility which accommodates the laboratory and production operations and the executive offices of the Company. The Company pays rent in the amount of $36,000 per annum for the 4,000 square foot facility on a month-to-month basis. The Company pays rent in the amount of $82,500 per annum for the 15,000 square foot facility pursuant to the terms of that lease which ends May 30, 1997. The Company leases 29,000 square feet in a production facility in Columbia, Maryland where it manufactures the VIRGO(R) product line. Under the Columbia lease, which has a five-year term through June 30, 2000, the Company pays $100,000 per annum in rent. The Company also leases 20,100 square feet in San Diego, California, where it manufactures the RAICHEM products. Under the San Diego lease, which extends through September 30, 1997, the Company pays $225,084 per annum. In addition, the Company leases a 1,900 square foot warehouse facility near its production site for which it pays $13,080 per annum on an annual lease which may be renewed each April 1. The Company believes that its facilities are adequate for its present and foreseeable needs. See "Use of Proceeds."

      The Company's 51%-owned subsidiary, HDC, leases approximately 4,500 square feet in Sao Paulo, Brazil pursuant to a lease which expires on September 30, 1997. This subsidiary pays rent in an amount of approximately $5,500 per month for this space. The Company does not anticipate it will require additional space in South America. See "Certain Transactions."

Legal Matters

      The Company is not presently involved in any material pending litigation.

                                 MANAGEMENT

      The following table sets forth the ages of and positions and offices presently held by each Director and executive officer of the Company.

Name                            Age     Position
----                            ---     --------

Carl Franzblau, Ph.D.           61      Chairman of the Board of Directors, Chief
                                        Executive Officer, President and Secretary

Ricardo M. de Oliveira, M.D.    44      Vice President of Research and Development
                                        and Director

Peter von Stein                 61      Vice President and Chief Operating Officer

Myrna Franzblau                 58      Treasurer

William Franzblau               34      Chief Financial Officer and General Counsel

Alan S. Cohen, M.D.             69      Director

Lawrence Gilbert                63      Director

John I. Sandson, M.D.           68      Director

Charles W. Smith                64      Director

      Each of the Company's Directors has served in such capacity since the Company's inception in 1985. The Company's Board of Directors is divided into three classes. Directors constituting approximately one-third of the Board of Directors are elected annually for a period of three years at the Company's Annual Meeting of Stockholders to serve until their successors are duly elected by the stockholders. The terms of Dr. Franzblau and Dr. de Oliveira expire in 1997; and the terms of Dr. Sandson and Mr. Smith expire in 1998; the terms of Dr. Cohen and Mr. Gilbert expire in 1999. A classified Board of Directors could discourage, delay or prevent a takeover or change of control of the Company. Vacancies and newly created directorships resulting from any increase in the number of authorized Directors may be filled by a majority vote of Directors then in office. Officers are elected by and serve at the pleasure of the Board of Directors.

      The following is a brief summary of the background of each Director and executive officer of the Company:

      Carl Franzblau, Ph.D. has served as Chairman of the Board of Directors, Chief Executive Officer and President of the Company since its inception. For more than the past five years, Dr. Franzblau has served as a Professor and Chairman of the Biochemistry Department and Associate Dean for Graduate Affairs at the Boston University School of Medicine. Dr. Franzblau received his Bachelor of Science degree in Chemistry from the University of Michigan and his Ph.D. in Biochemistry from the Albert Einstein College of Medicine. Dr. Franzblau devotes a minimum of 30 hours per week to the business of the Company pursuant to the terms of his employment agreement. Dr. Franzblau is the husband of Myrna Franzblau, the Company's Treasurer, and the father of William Franzblau, the Company's Chief Financial Officer and General Counsel.

      Ricardo M. de Oliveira, M.D. has been the Vice President of Research and Development and a Director of the Company since its inception. From 1980 through 1990, Dr. de Oliveira was a Professor at the University of Sao Paulo in Brazil. Dr. de Oliveira is also the Director of Clinical Pathology at the Cancer Hospital of Sao Paulo, Brazil. Dr. de Oliveira received his M.D. degree from the Faculdade de Ciencias Medicas da Santa Casa de Sao Paulo in Brazil.

      Peter von Stein joined the Company in August 1992 as its Vice President and Chief Operating Officer after having served as a consultant to the Company since February 1992. From August 1991 to June 1992, Mr. von Stein served as Chief Executive Officer of Health Protection Products, a privately-held distributor of hip-protection devices. From October 1990 through June 1991, Mr. von Stein served as President and Chief Executive Officer of Adams Scientific, Inc., a privately-held microbiology company. From 1983 to 1991, Mr. von Stein served as Chief Executive Officer of Access Medical Systems, Inc., a privately-held manufacturer of medical-diagnostics products. Access Medical Systems filed a petition in bankruptcy court for protection from creditors five months after Mr. von Stein's departure and completed its reorganization in late 1991. Mr. von Stein received his Bachelor of Arts degree from Brown University.

      Myrna Franzblau has been the Company's Treasurer since its inception. Mrs. Franzblau received her Bachelor of Arts from Brooklyn College and her Master's degree in Education from Boston University. Mrs. Franzblau is the wife of Carl Franzblau, the Company's President, and the mother of William Franzblau, the Company's Chief Financial Officer and General Counsel.

      William Franzblau joined the Company in March, 1993 as its General Counsel and became the Company's Chief Financial Officer in February 1996. From January 1, 1991 to March, 1993, Mr. Franzblau was an associate at the law firm of Shapiro, Israel and Weiner. Mr. Franzblau received his Bachelor of Arts, J.D. and L.L.M. degrees from Boston University. Mr. Franzblau is the son of Dr. and Mrs. Franzblau.

      Alan S. Cohen, M.D. has served as a Director of the Company since its inception. Dr. Cohen has been employed by the Boston University School of Medicine as a Professor of Medicine since 1968 and a Professor of Pharmacology since 1974. Dr. Cohen served as the Director of the Arthritis Center of Boston University from 1976 to 1994. From 1972 to 1992, Dr. Cohen served as Chief of Medicine of Boston City Hospital. Dr. Cohen is a past President of the American College of Rheumatology. Dr. Cohen received his Bachelor of Arts degree from Harvard College and his M.D. degree from the Boston University School of Medicine.

      Lawrence Gilbert has served as a Director of the Company since its inception and served as Clerk of the Company from its inception until 1988. From 1987 until 1995, Mr. Gilbert served as the Director of Patent and Technology Administration for Boston University. Since 1995, Mr. Gilbert has served as the Director of Technology Transfer at the California Institute of Technology. Mr. Gilbert received his Bachelor of Arts degree from Brandeis University, his Bachelor of Foreign Trade from the American Institute of Foreign Trade and a J.D. degree from Suffolk University Law School.

      John I. Sandson, M.D. has served as a Director of the Company since its inception. Since 1988, Dr. Sandson has been Dean Emeritus of the Boston University School of Medicine. He was Dean of the Boston University School of Medicine from 1974 to 1988. Dr. Sandson was a Director and the Clerk of Peer Review Analysis, Inc., from 1990 to 1993, a publicly-held provider of medical cost-containment services. Dr. Sandson received his Bachelor's degree from St. Vincent College and received his M.D. from Washington University School of Medicine.

      Charles W. Smith has served as a Director of the Company since its inception. From 1984 through 1989, Mr. Smith served as a Senior Vice President of Boston University. From 1983 through June 1992, Mr. Smith also served as the Treasurer and a member of the Board of Trustees of Boston University. Mr. Smith was a Director of Seragen, Inc., a publicly-held biotechnology company, through May 1996 and was a director of Peer Review Analysis, Inc. from 1990 to 1994. Mr. Smith attended Metropolitan College in England and is a fellow of the Institute of Chartered Accountants in England and Wales.

Committees; Compensation of Non-Employee Directors

      The Company has established an Executive Committee, an Audit Committee and a Compensation Committee of the Board of Directors. Members of the Executive Committee are Dr. Franzblau, Dr. Sandson and Dr. de Oliveira. The Executive Committee is authorized to take any action that the Board of Directors is authorized to act upon with the exception of the issuance of stock, the sale of all or substantially all of the Company's assets and any other significant corporate transaction.

      Members of the Audit Committee are Mr. Smith and Mr. Gilbert. The Audit Committee is concerned primarily with recommending the selection of the Company's independent accountants and reviewing the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee reviews the scope of audit coverages, the results of audits, the fees charged by the accountants, and internal control systems.

      The Compensation Committee consists of Dr. Franzblau and two independent outside Directors, Dr. Sandson and Dr. Cohen. The Compensation Committee was established to set and administer the policies that govern annual compensation for the Company's executives.

      During fiscal 1995 and 1994, members of the Executive Committee, Audit Committee and Compensation Committee did not meet as separate committees. Instead, during such time, the Board of Directors, as a whole, addressed the policies and issues related to the functions of the Executive, Audit and Compensation Committees. The Board of Directors met four times during fiscal 1995. All of the Directors attended at least 75% of the meetings of the Board of Directors. The Company does not have a standing nominating committee or a committee performing similar functions.

      In fiscal 1995 and 1996 the Company issued to each of its four non-management Directors 3,000 and 5,000 shares of Common Stock, respectively, as compensation for such Directors' services to the Company. Drs. Franzblau and de Oliveira receive no compensation for their services as Directors.

      Except for Dr. and Mrs. Franzblau and William Franzblau, no Director or executive officer is related by blood, marriage or adoption to any other Director or executive officer.

Executive Officers' Compensation

      The following table sets forth the compensation paid to the Company's Chief Executive Officer during the fiscal years ended September 30, 1995, 1994 and 1993, and the other executive officers of the Company who earned a total annual salary and bonus in excess of $100,000 during the fiscal year ended September 30, 1995.

                         Summary Compensation Table

                                                                           Long Term
                                                                         Compensation
                        Annual Compensation                                 Awards
--------------------------------------------------------------------------------------
      (a)                    (b)       (c)        (d)          (e)            (f)
                                                                           Securities
                                                                           Underlying
   Name and                                                Other Annual     Options
Principal Position           Year     Salary     Bonus     Compensation     (#)(4)
--------------------------------------------------------------------------------------

Carl Franzblau               1995    $103,000      0        $5,073 (1)         0
 Chief Executive Officer     1994    $ 97,950      0        $5,073             0
                             1993    $ 76,000      0        $5,000             0

Ricardo de Oliveira          1995    $103,000      0        $3,496 (2)         0
 Vice President              1994    $100,350      0        $3,496             0
 Research & Development      1993    $ 88,600      0        $3,000             0

Peter von Stein              1995    $100,000      0        $3,000 (3)         0
 Chief Operating             1994    $ 97,500      0        $2,925             0
 Officer                     1993    $ 93,500      0        $    0             0


<F1> The Company had provided Dr. Franzblau with the use of a Company-owned or leased car during the fiscal years ended September 30, 1995, 1994 and 1993, and has recorded an annual expense for Dr. Franzblau's automobile of approximately $5,073, $5,073 and $5,000 respectively.

<F2> The Company had provided Dr. de Oliveira with the use of a Company-owned or leased car during the fiscal years ended September 30, 1995, 1994 and 1993, and has recorded an annual expense for Dr. de Oliveira's automobile of approximately $3,500, $3,500 and $3,000, respectively.

<F3> Mr. von Stein received an average monthly reimbursement of approximately
     $1,200 for housing, automobile and travel expenses associated with his weekly commute to the Boston area from out of state during the fiscal years presented. At the election of each employee who has been employed by the Company for more than twelve (12) months, the Company matches contributions made by that employee into his or her individual retirement account, up to a maximum of three percent (3%) of the employee's annual salary. Mr. von Stein participates in the Company's retirement assistance program and the Company paid $3,000 and $2,925 into Mr. von Stein's individual retirement account for fiscal 1995 and 1994, respectively. Drs. Franzblau and de Oliveira do not participate in this program.

<F4> No options have been granted to Dr. Franzblau or Dr. de Oliveira in the fiscal years ended September 30, 1995, 1994 and 1993.  On August 17,
     1992, 50,000 options were granted to Mr. von Stein at an exercise price of $5.00 per share to vest annually over a three-year period. The exercise price of these options were reduced to $1.75 per share in July
     1995. As of September 30, 1995, all of Mr. von Stein's options have vested, none of which have been exercised.

      The following table sets forth the value of Mr. von Stein's outstanding options held as of September 30, 1995.

     Aggregated Option Exercises in Fiscal 1995 and FY-End Option Values

     (a)                 (b)               (c)                    (d)                        (e)
                                                          Number of Securities            Value of
                                                         Underlying Unexercised          Unexercised
                                                              Options/SARs               In-the-Money
                                                              At FY-End(#)        Options/SARS at FY-End(#)
                   Shares Acquired                            Exercisable/               Exercisable/
     Name          on Exercise(#)    Value Realized($)       Unexercisable             Unexercisable(1)
-----------------------------------------------------------------------------------------------------------

Peter von Stein           0                  0                  50,000/0                 $62,500/n.a.


<F1> Options listed carry an exercise price of $1.75 per share.  The fair market value of the Company's Common Stock underlying the options, as of September 30, 1995, was $3.00 per share (NASDAQ closing price on September 29, 1995).

Employment Contracts, Termination of Employment and Change-in-Control
 Arrangements

      The Company has entered into employment and non-competition agreements with Dr. Franzblau and Dr. de Oliveira, that expire on June 30, 1997, and with Mr. von Stein, that expired on December 31, 1995. For the year ended December 31, 1995, Dr. Franzblau and Dr. de Oliveira each received base annual salaries of $103,000, the use of an automobile owned or leased by the Company and bonuses as may be determined by the Board of Directors. The employment agreements of Dr. Franzblau and Dr. de Oliveira provide that they each devote a minimum of 30 hours and 40 hours per week, respectively, to the business of the Company. For the year ended December 31, 1995, Mr. von Stein received a base annual salary of $100,000 and an annual allowance for his housing, automobile and travel expenses.

      Pursuant to Dr. Franzblau's agreement with Boston University, Dr. Franzblau must disclose certain inventions made by him to the University. Dr. Franzblau is also responsible for ensuring that his employment with the Company does not conflict with the patent policy of the University. As Dr. Franzblau is not primarily responsible for conducting laboratory research for the Company and the Company's research is generally unrelated to Dr. Franzblau's research for the University, the Company does not believe that these provisions will have any material effect on, or restrict the Company's ownership or use of, future technological advances, if any, developed by the Company.

1992 Stock Option Plan

      The Company may issue up to 494,900 shares of Common Stock under its 1992 Stock Option Plan (the "Plan"). As of September 30, 1996, 237,225 shares of the 494,900 shares of Common Stock issuable under the Plan were subject to outstanding options. In addition, options to purchase 5,100 shares of Common Stock had been exercised.

      The purpose of the Plan is to strengthen the ability of the Company to attract and retain well-qualified executive and managerial personnel and to provide additional incentive to the Company's employees and officers to contribute to the success of the Company, and thereby to enhance stockholder value. The Plan was originally adopted by the Board of Directors and the Company's stockholders on May 6, 1992.

      Options under the Plan may be either "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. Incentive stock options may be granted only to employees of the Company, while non-qualified options may be issued to non-employee Directors, employees and consultants of the Company.

      The per share exercise price of the Common Stock subject to incentive stock options granted pursuant to the Plan may not be less than the fair market value of the Common Stock on the date the option is granted. Under the Plan, the aggregate fair market value (determined as of the date the option is granted) of the Common Stock that first became exercisable by any employee in any one calendar year pursuant to the exercise of incentive stock options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, 10% or more of the total combined voting power of all classes of stock of the Company (a "10% Stockholder"), shall be eligible to receive any incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the Common Stock subject to the option, determined on the date of the grant. Non-qualified options are not subject to this limitation. Options granted under the Plan are not transferrable, except upon death of the optionee.

      Options under the Plan must be granted within 10 years from the effective date thereof. Incentive stock options granted under the Plan cannot be exercised more than 10 years from the date of grant, except that incentive stock options issued to a 10% Stockholder are limited to five year terms. Any unexercised options under the Plan that expire or that terminate upon an employee's ceasing to be employed with the Company become available once again for issuance.

                           SELLING SECURITYHOLDERS

      The following table sets forth the name of each Selling Securityholder; the number of shares of Common Stock owned by each Selling Securityholder before this offering as of June 11, 1996 to the knowledge of the Company;
the number of Shares offered hereby; the number of shares of Common Stock owned by each Selling Securityholder after completion of this offering to the knowledge of the Company; and the percentage of the class represented by those shares of Common Stock owned after completion of this offering.

      The Selling Securityholders comprise those persons who purchased or acquired shares of Common Stock and Private Placement Warrants of the Company in connection with the Private Placement. Sales of the Securities would occur at the discretion of the Selling Securityholders. See "Plan of Distribution."

                                              Shares
                                           Beneficially         Shares to be
                                            Owned Prior           Sold in        Shares Beneficially
                                         to Offering(1)(2)      Offering(1)    Owned After Offering(2)
                                      ----------------------    ------------   -----------------------
Name of Selling                       Number of                                Number of
Securityholder                        Shares         Percent                   Shares         Percent
---------------                       ---------      -------                   ---------      -------

Ando International, Inc.               727,272         9.1        727,272        0              0
Haussmann Holdings                     680,000         8.5        680,000        0              0
Laurentian Special Equity Fund         360,000         4.6        360,000        0              0
One & Co.                              336,000         4.3        336,000        0              0
Essex High Tech Fund LP                270,000         3.5        270,000        0              0
Virginia Guilder                       230,000         3.0        230,000        0              0
The Fisher Fund                        220,000         2.8        220,000        0              0
Eugene Melnyk                          181,820         2.4        181,820        0              0
Apollo Medical Partners                150,000         1.9        150,000        0              0
Okura & Co. (America), Inc.            145,454         1.9        145,454        0              0
Gary Davis(3)                          131,256         1.7        131,256        0              0
Barry M. Manuel                        120,000         1.6        120,000        0              0
Jesup and Lamont Securities Corp.(3)   111,064         1.4        111,064        0              0
Ville de Montreal                      100,000         1.3        100,000        0              0
U.S. Technology                        100,000         1.3        100,000        0              0
The New Discovery Fund                  90,000         1.2         90,000        0              0
Joseph D. Cooper and
 Carol J. Cooper, JTWROS                80,000         1.0         80,000        0              0
Wind River Partners LP                  80,000         1.0         80,000        0              0
Jesup and Lamont Capital
 Markets, Inc.(3)                       73,278          *          73,278        0              0
Bradley Resources Company               72,000          *          72,000        0              0
The John Merck Fund                     70,000          *          70,000        0              0
Money Purchase Pension Plan             60,000          *          60,000        0              0
Trust Pret et Revenu                    60,000          *          60,000        0              0
Lawrence G. Goldberg                    50,000          *          50,000        0              0
Hiro Yamagishi(3)                       46,964          *          46,964        0              0
Lawrence Kobren(3)                      46,000          *          46,000        0              0
G.W. Merck Trust Under Indenture
 F/B/O Serena M. Hatch                  44,000          *          44,000        0              0
Leib Merkin Inc.                        44,000          *          44,000        0              0
Family trust for Wife and
 Descendants of Thomas J.
 Berardino                              40,000          *          40,000        0              0
Leonard J. Adams                        40,000          *          40,000        0              0
Robert K. Fuchs                         40,000          *          40,000        0              0
Wayne Saker                             40,000          *          40,000        0              0
Louis A. Saporito, Jr.                  40,000          *          40,000        0              0
Alan Vogel and
 Susan Gaits, JTWROS                    40,000          *          40,000        0              0
IHG Limited Profit Sharing Plan         37,600          *          37,600        0              0
John M. Curry                           36,364          *          36,364        0              0
Howard Caral(3)                         35,000          *          35,000        0              0
Reuben F. Richards, Jr.(3)              35,000          *          35,000        0              0
Guy F. Bernheim                         20,000          *          20,000        0              0
Robert E. Briefel                       20,000          *          20,000        0              0
Dwight M. Evans                         20,000          *          20,000        0              0
Anthony Ferro                           20,000          *          20,000        0              0
Charles Fischer                         20,000          *          20,000        0              0
Generic Trading Associates, LLC         20,000          *          20,000        0              0
Michael Kubin and
 Nicole Kubin, JTWROS                   20,000          *          20,000        0              0
Claude Lemire                           20,000          *          20,000        0              0
Michael I. Michael and
 Venetia Michael, JTWROS                20,000          *          20,000        0              0
Donald G. Prigmore                      20,000          *          20,000        0              0
Louis I. Meisel                         20,000          *          20,000        0              0
Deborah L. Shear                        20,000          *          20,000        0              0
Elliott Stagnari                        20,000          *          20,000        0              0
George W.M. Hatch                       20,000          *          20,000        0              0
Stanley Zaslow                          20,000          *          20,000        0              0
Fonds Desjardins - Croissance           20,000          *          20,000        0              0
Ronald Brown and
 Beverly J. Brown, JTWROS               20,000          *          20,000        0              0
Nathan Roseman and
 Susan Roseman, JTWROS                  20,000          *          20,000        0              0
Marshall Kaplan  and
 Marsha Kaplan, JTWROS                  20,000          *          20,000        0              0
Steven G. Cooperman, M.D.               20,000          *          20,000        0              0
Mitchell J. Held                        20,000          *          20,000        0              0
Leader Financial Corporation            20,000          *          20,000        0              0
Francis W. Hatch                        20,000          *          20,000        0              0
Serena M. Hatch                         20,000          *          20,000        0              0
Marjory K. Hatch                        20,000          *          20,000        0              0
Fonds Commun Canagex -
 Actions Canadiennes Cruissance         20,000          *          20,000        0              0
Serena H. Whitridge                     16,000          *          16,000        0              0
Timothy Brody(3)                        15,000          *          15,000        0              0
Ron Furman(3)                           15,000          *          15,000        0              0
Brett Yarusi                            15,000          *          15,000        0              0
James E. Forrest                        12,000          *          12,000        0              0
North Star Assoc., #1                   12,000          *          12,000        0              0
Robert L. Leeds, III                    11,000          *          11,000        0              0
Spencer Trask Securities Inc.(3)        10,200          *          10,200        0              0
Arbor Interiors Pension Fund            10,000          *          10,000        0              0
James J. Baldino & Rosanne M.
 Baldino, JTWROS                        10,000          *          10,000        0              0
Sol J. Barer                            10,000          *          10,000        0              0
Howard Berke                            10,000          *          10,000        0              0
Frank J. Coppola and
 Barbara Ann Coppola, JTWROS            10,000          *          10,000        0              0
Myron J. Elfland                        10,000          *          10,000        0              0
Peter Grabler                           10,000          *          10,000        0              0
Brent D. Holmes and
 Kathleen A. Holmes, JTWROS             10,000          *          10,000        0              0
Andre W. Iseli                          10,000          *          10,000        0              0
Lewis J. Levine                         10,000          *          10,000        0              0
Robert P. McGovern                      10,000          *          10,000        0              0
Howard G. Schoor and
 Joan Schoor, JTWROS                    10,000          *          10,000        0              0
Donald C. Weinberger                    10,000          *          10,000        0              0
Huyler C. Held                          10,000          *          10,000        0              0
Ville de Laval                          10,000          *          10,000        0              0
Ville de Jonquiere                      10,000          *          10,000        0              0
Spencer F. Segura                       10,000          *          10,000        0              0
E. Consulting                           10,000          *          10,000        0              0
Delaware Charter Guaranty
 and Trust, cust for IRA
 Robert Walker                          10,000          *          10,000        0              0
Edward Yodowitz                         10,000          *          10,000        0              0
Konstantine Vaxevaneris                 10,000          *          10,000        0              0
Joseph M. Copolla and
 Margaret Coppola, JTWROS               10,000          *          10,000        0              0
Douglas Spooner(3)                       8,290          *           8,290        0              0
Samuel Gordon(3)                         5,000          *           5,000        0              0
Susan Sweet(3)                           5,000          *           5,000        0              0
Eileen Sena(3)                           2,000          *           2,000        0              0
                                     ------------------------------------------------------------
      TOTAL                          5,929,562        56.0      5,929,562        0              0
                                     ============================================================

------------
<F1>  Includes Shares of Common Stock issuable upon exercise of the
      Private Placement Warrants.

<F2>  Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

<F3>  Includes Shares issuable upon exercise of Placement Agent Warrants, including upon exercise of the Private Placement Warrants underlying the Placement Agent Warrants. See "Plan of Distribution."

                          PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of June 11, 1996, certain information concerning stock ownership of the Company by (i) each person who is known by the Company to own beneficially 5% or more of the Company's Common Stock,
(ii) each of the Company's Directors, and (iii) all Directors and officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. To the extent the following persons have rights to acquire any of the Shares, the information presented below is also set forth under "Selling Securityholders."

                                                        Percentage of Class (1)
                                                        -----------------------
Name and Address                    Number of Shares     Before        After
of Beneficial Owner(2)             Beneficially Owned   Offering    Offering(3)
----------------------             ------------------   --------    -----------

Carl Franzblau, Ph.D., and
 Myrna Franzblau(4)                     649,021            8.5         6.0
Ricardo M. de Oliveira, M.D.(5)         375,698            5.1         3.5
Lawrence Gilbert(6)                     166,887            2.2         1.5
Alan S. Cohen, M.D.(7)                  138,705            1.9         1.3
Charles W. Smith(8)                     144,159            1.9         1.3
John I. Sandson, M.D.(9)                 84,691            1.1          *
All Directors & Officers as a
 Group (9 persons)(10)                1,741,551           22.3        15.9

------------
<F*>  Less than 1%

<F1>  Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

<F2>  The addresses for all of the named individuals is c/o Hemagen
      Diagnostics, Inc., 34-40 Bear Hill Road, Waltham, Massachusetts  02154.

<F3>  Except to the extent stated in the notes below, the percentage ownership of such individual or group does not include up to 494,900 shares of Common Stock reserved for issuance pursuant to stock options that have been or may be granted under the Company's 1992 Stock Option
      Plan. As of September 30, 1996, options to purchase 237,225 shares are currently outstanding pursuant to this plan with an average exercise price of approximately $2.50 per share.

<F4>  Includes 317,010 shares owned by Dr. Franzblau and 307,011 shares owned by Mrs. Franzblau.  Also includes (i) 15,000 shares of Common
      Stock issuable upon exercise of outstanding Warrants, and (ii) 10,000 shares issuable upon exercise of stock options at an exercise price of $1.75 per share. Excludes a total of 128,780 shares of Common Stock owned by the children of Dr. and Mrs. Franzblau as to which Dr. and Mrs. Franzblau disclaim any beneficial interest, including 12,500 shares of Common Stock issued upon conversion of Notes.

<F5>  Excludes 40,014 shares owned by each of Dr. de Oliveira's spouse, brother and sister as to which Dr. de Oliveira disclaims any beneficial interest.

<F6>  Includes 50,000 shares held by Mr. Gilbert's wife.  Excludes a total of 31,572 shares of Common Stock owned by children of Mr. Gilbert, as to which Mr. Gilbert disclaims any beneficial interest.

<F7>  Includes 7,500 shares of Common Stock issuable upon exercise of outstanding Warrants. Excludes a total of 63,754 shares of Common Stock owned by sons of Dr. Cohen as to which Dr. Cohen disclaims any beneficial interest, including 7,500 shares of Common Stock issuable upon exercise of outstanding warrants.

<F8>  Includes 7,500 shares of Common Stock issuable upon exercise of outstanding Warrants. Excludes a total of 51,300 shares of Common Stock owned by children of Mr. Smith as to which Mr. Smith disclaims any beneficial interest.

<F9>  Includes 7,500 shares of Common Stock issuable upon exercise of outstanding Warrants. Excludes a total of 22,708 shares of Common Stock owned by children of Dr. Sandson as to which Dr. Sandson disclaims any beneficial interest.

<F10> Includes the shares referenced in notes (4) through (9) above, plus
      (i) 57,500 shares issuable pursuant to currently exercisable options and warrants held by Mr. Peter von Stein, the Company's Chief Operating
      Officer, (ii) 50,000 shares of Common Stock issuable upon exercise of outstanding warrants, (iii) 64,390 shares of Common Stock held by William Franzblau, Esquire, the Company's Chief Financial Officer and
      General Counsel, and (iv) 10,500 shares of Common Stock issuable upon exercise of stock options at a weighted average exercise price of approximately $1.75 per share.

                         CERTAIN TRANSACTIONS

      During 1993, the Company acquired a 51% interest in HDC, that had been 100% beneficially owned by Dr. Ricardo M. de Oliveira, the Company's Vice President of Research and Development and a Director of the Company. The Company purchased its interest in HDC in exchange for the forgiveness of a $25,000 advance to HDC that was outstanding as of September 30, 1992. The Company loaned HDC $185,500, $100,000 and $50,000 in August 1994, November 1993 and August 1993, respectively, to renovate, equip and operate a new manufacturing facility in Sao Paulo, Brazil. This indebtedness is evidenced by three five-year promissory notes, each with interest payable quarterly at the rate of approximately 12% per annum. The Company and HDC have signed an agreement in principle for the Company to acquire substantially all of the remaining interest in HDC by issuing stock options to the minority stockholders of HDC with an exercise price at or above the fair market value of the Company's Common stock. The Company and HDC's minority stockholders are currently negotiating the final details of this arrangement.

      The Company has entered into two license agreements and one product development agreement with Boston University. In the fiscal year ended September 30, 1993, the Company repaid a $50,000 demand note plus accrued interest to Boston University. Several of the Company's Directors, including Dr. Franzblau, the Chairman, Chief Executive Officer and President of the Company, have affiliations with Boston University. See "Business - Relationship with Boston University."

      Pursuant to a prior arrangement, the Company paid to Dr. Antonio Lazzari, a principal stockholder and former Director of the Company, royalties of 1.5% on all revenues arising from sales of certain hemagglutination test kits through June 1993. In the fiscal years ended September 30, 1992 and 1993, Dr. Lazzari received approximately $12,000 and $5,000, respectively, pursuant to this arrangement. According to the terms of the arrangement, this royalty could have increased to 5% if Dr. Lazzari's ownership interest in the Company fell below 9%. The Company believes that it is no longer required to make such payments to Dr. Lazzari, and has not paid Dr. Lazzari royalties since June 1993. Dr. Lazzari has indicated to the Company that he believes the royalty payments should continue. The Company has accrued these royalties on the Company's financial statements through September 30, 1995, and does not believe that payment of these royalties, if they were to be re-established, would have a material adverse effect on the Company's results from operations.

      In July 1995 the following Directors and officers of the Company subscribed for Notes in the following amounts:

                Individual                                Amount of Note
                ----------                                --------------

         *Carl Franzblau, Ph.D., and Myrna Franzblau         $ 62,500
          Peter von Stein                                      50,000
        **Alan S. Cohen, M.D.                                  50,000
          Lawrence Gilbert                                     50,000
          John I. Sandson, M.D.                                25,000
          Charles W. Smith                                     50,000
                                                             --------
             Total                                           $287,500

___________________
<F*>  Includes $12,500 invested by Dr. and Mrs. Franzblau's children.
<F**> Includes $25,000 invested by one of Dr. Cohen's sons.

      The Notes subscribed for by the officers and Directors listed above are convertible into an aggregate of 287,500 shares of Common Stock of the Company at the conversion price of $1.00 per share. See "Selling
Stockholders."

      The Company believes the terms of these agreements are on terms at least as favorable as those which it could otherwise have obtained.

                            PLAN OF DISTRIBUTION

      The Company issued 2,695,255 of the Shares and an equal number of Private Placement Warrants in connection with the Private Placement completed in March 1996. The Private Placement Warrants are exercisable at the election of the holder at the exercise price of $2.75 per share through February 28, 2001. In addition, the Company issued a warrant to purchase up to 269,526 units ("Units") at $2.75 per Unit, to Jesup and Lamont Securities
Corporation ("Jesup"), who served as placement agent in connection with the Private Placement. The warrant issued to Jesup is exercisable through February 28, 1999. Each Unit consists of one Share and one Private
Placement Warrant. As of September 30, 1996, none of the Private Placement Warrants had been exercised. See "Description of Securities."

      Subject to the foregoing, the Securities covered hereby may be offered and sold from time to time by the Selling Securityholders. The Selling Securityholders will act independently of the Company in making decisions with respect to the timing and price of sales of Securities covered by this Prospectus. The Shares covered by this Prospectus may be sold by the Selling Securityholders in one or more transactions on NASDAQ or the BSE at market prices then prevailing or in privately negotiated transactions. The Company intends to apply for inclusion of the Private Placement Warrants on NASDAQ and the BSE. If such applications are accepted, the Selling Securityholders may sell the Private Placement Warrants on NASDAQ or the BSE at market prices then prevailing or in privately negotiated transactions.
In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

      In offering the Securities, the Selling Securityholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Act in connection with such sales, and any profits realized by the Selling Securityholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

      The Company has advised the Selling Securityholders that they are required to furnish each broker-dealer through which Securities included herein may be offered with copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities except as permitted under the Exchange Act.

      Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. Certain brokers or Selling Securityholders may engage in passive market making as permitted under Rule 10b-6A of the Exchange Act. Such passive market making may be discontinued at any time, which could have the effect of decreasing the trading price of the Common Stock.

      This offering will terminate on the date on which all Securities offered hereby have been sold by the Selling Securityholders.

                          DESCRIPTION OF SECURITIES

Common Stock

      The Company is authorized to issue up to 30,000,000 shares of Common Stock, $.01 par value, of which 7,620,890 were issued and outstanding as of September 30, 1996, including 62,500 shares of Common Stock deemed to be issued by the Company subject to receipt of cancelled promissory notes with an aggregate principal balance of $62,500. The following summary description of the Common Stock is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation. As of September 30, 1996, the Company had 240 stockholders of record.

      The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of Securityholders. There is no cumulative voting for the election of Directors. Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is, and the Common Stock to be outstanding upon completion of the Offering will be, validly issued, fully paid, and nonassessable.

      As of September 30, 1996 the officers and Directors of the Company, may be deemed to own approximately 19.6% of the outstanding shares of Common Stock, exclusive of shares of Common Stock issuable upon exercise of outstanding options or warrants. As a result, the Company's existing management is in a position through its voting control to exert substantial influence over the election of all of the members of the Board of Directors and to effectively control the Company.

Preferred Stock

      The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by securityholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights, and sinking fund provisions.

      No shares of Preferred Stock will be outstanding as of the closing of the Offering and the Company has no present plans for the issuance thereof. The issuance of any such Preferred Stock could reduce the rights, including voting rights, of the holders of Common Stock, and, therefore, reduce the value of the Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be used to restrict the Company's ability to merge with or sell its assets to a third party, thereby preserving control of the Company by existing management.

Private Placement Warrants

      The following is a brief summary of certain provisions of the Common stock purchase warrants (the "Private Placement Warrants") issued in connection with a private placement completed by the Company in March 1996 (the "Private Placement"). This summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company (the "Transfer and Warrant Agent"). As of September 30, 1996, the Company had 2,695,255 Private Placement Warrants outstanding. An additional 269,526 Private Placement Warrants are issuable upon exercise of a warrant issued to the placement agent in connection with the Private Placement.

      Exercise Price and Terms

      Each Private Placement Warrant entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $2.75, subject to adjustment in accordance with the anti-dilution and other provisions referred to below.

      The holder of any Private Placement Warrant may exercise such Private Placement Warrant by surrendering the certificate representing the Private Placement Warrant to the Company's Transfer and Warrant Agent, with the subscription on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. The Private Placement Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Private Placement Warrants on February 28, 2001. No fractional shares will be issued upon the exercise of the Private Placement Warrants.

      Adjustments

      The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Private Placement Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications on or of the Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets of the Company in order to enable holders of Private Placement Warrants to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares that might otherwise have been purchased upon the exercise of the Private Placement Warrant. No adjustments will be made unless such adjustment would require an increase or decrease of at least $.10 or more in such exercise price. No adjustment to the exercise price of the shares subject to the Private Placement Warrants will be made for dividends
(other than stock dividends), if any, paid on the Common Stock or for securities issued pursuant to exercise of the Private Placement Warrants.

      Transfer, Exchange and Exercise

      The Company has agreed to endeavor to register with the Securities and Exchange Commission the Private Placement Warrants and the shares of Common Stock underlying the Private Placement Warrants. Prior to such registration, the Private Placement Warrants are only transferable under exemption to the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. Following such registration, as to which no assurance can be given, the Private Placement Warrants may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time at or prior to the close of business on February 28, 2001, at which time the Private Placement Warrants become wholly void and of no value. If the Private Placement Warrants are registered and a market for the Private Placement Warrants is developed and maintained, the holder may sell the Private Placement Warrants instead of exercising them. There can be no assurance, however, that a market for the Private Placement Warrants will be developed or maintained. If the Company is unable to qualify for sale in particular states its Common Stock underlying the Private Placement Warrants, holders of the Private Placement Warrants desiring to exercise the Private Placement Warrants in those states will have no choice but to either sell such Private Placement Warrants or let them expire.

      Warrantholder not a Stockholder

      The Private Placement Warrants do not confer upon holders any voting or other rights as stockholders of the Company.

Transfer and Warrant Agent

      The Company has appointed Continental Stock Transfer & Trust Company of New York, New York, as its Transfer Agent for its Common Stock.

Limitation of Officers' and Directors' Liabilities Under Delaware Law

      In accordance with Delaware law, the Company's Certificate of Incorporation, as amended, eliminates in certain circumstances the liability of Directors of the Company for monetary damages for breach of their fiduciary duty as Directors. This provision does not eliminate the liability of a Director (i) for a breach of the Director's duty of loyalty to the Company or its securityholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption, or (iv) for transactions from which the Director derived an improper personal benefit.

      In addition, the Company's Bylaws include provisions to indemnify its officers and Directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, unlawfully or in the best interests of the Company. With respect to matters as to which the Company's officers and Directors and others are determined to be liable for misconduct or negligence in the performance of their duties, the Company's Bylaws provide for indemnification only to the extent that the Company determines that such person acted in good faith and in a manner not opposed to the best interests of the Company.

      However, insofar as indemnification for liabilities may be permitted to Directors, officers, or persons controlling the Company pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, the Company has been informed that in the opinion of the Commission, such indemnification as it relates to federal securities laws is against public policy, and therefore, unenforceable.

      Further, insofar as limitation of liabilities may be so permitted pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, such limitation of liabilities does not apply to any liabilities arising under federal securities laws.

Dividend Policy

      The Company has not paid dividends on its Common Stock since its inception and has no intention of paying any dividends to its securityholders in the foreseeable future. The Company intends to reinvest earnings, if any, in the development and expansion of its business. Any declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions, requirements of any bank lending arrangements which may then be in place and other pertinent factors.

                                LEGAL MATTERS

      Certain legal matters relating to the Common Stock offered hereby have been passed upon for the Company by O'Connor, Broude & Aronson, 950 Winter Street, Waltham, Massachusetts 02154.

                                   EXPERTS

      The financial statements incorporated in this Prospectus by reference to the annual report on Form 10-KSB of Hemagen Diagnostics, Inc. for the year ended September 30, 1995 have been incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Reagent Applications, Inc. as of December 31, 1995 and 1994 and for the years then ended, have been incorporated by reference in this Prospectus in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                      CHANGE IN CERTIFYING ACCOUNTANTS

      On January 29, 1996, Price Waterhouse LLP ("Price Waterhouse") declined to stand for re-election as independent accountants for the Company.

      There were no disagreements between the Company and Price Waterhouse regarding any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures in connection with the audit of each of the Company's fiscal years in the period October 1, 1993 through September 30, 1995, or at any time through January 29, 1996 which, if not resolved to the satisfaction of Price Waterhouse, would have caused Price Waterhouse to make reference to the subject matter of such disagreement in connection with its report. There have been no reportable events (as defined by Regulation S-B Item 304(a)(1)(iv)(B)) during the period from October 1,1993 through September 30, 1995, and during the period through January 29, 1996. In addition, during this period, the Company has not consulted another accountant regarding the application of accounting principles to a specified transaction.

      The report of Price Waterhouse upon the Company's financial statements for each of the fiscal years in the period October 1, 1993 through September 30, 1995, contained neither an adverse opinion nor a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

      The Company has requested that Price Waterhouse furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated February 2, 1996, was filed as an Exhibit to the Company's report on Form 8-K filed with the Commission on February 3, 1996 and is incorporated herein by reference.

      On May 20, 1996, the Board of Directors of the Company approved the engagement of BDO Seidman, LLP as the independent accountants for the Company.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      There are incorporated herein by reference the following documents or portions of documents filed by the Company with the Commission: (1) the Company's latest annual report on Form 10-KSB filed pursuant to Section 13(a) or 15(d) of the Exchange Act which contains financial statements for the Company's latest fiscal year for which a Form 10-KSB was required to have been filed; (2) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to in (1) above, and
(3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act filed on February 2, 1993, together with any and all amendments and reports filed for the purpose of updating such description including but not limited to: Form 10-QSB for the period ending December 31, 1995, Form 10-QSB for the period ending
March 31, 1996, Form 10-QSB for the period ending June 30, 1996, Form 8-K filing dated March 4, 1996, Form 8-K/A filing dated March 28, 1996 and
Form 8-K filing dated September 27, 1995.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference herein (other than exhibits to the information unless such exhibits are incorporated by reference into the information that the Prospectus incorporates). Such written requests should be addressed to Hemagen Diagnostics, Inc., 34-40 Bear Hill Road, Waltham, Massachusetts 02154,
Attention: Peter von Stein. Telephone requests may be directed to Peter von Stein at (617) 890-3766.


============================================================================
All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. No dealer, salesman or any other person has been authorized in connection with this Offering to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof.


                             -------------------
                              TABLE OF CONTENTS

                                                                 Page
                                                                 ----

Available Information ......................................       3
The Company ................................................       4
Risk Factors ...............................................       6
Use of Proceeds.............................................      12
Dividend Policy.............................................      12
Price Range of Common Stock.................................      12
Business....................................................      13
Management..................................................      25
Selling Securityholders ....................................      31
Principal Stockholders......................................      34
Certain Transactions........................................      35
Plan of Distribution........................................      37
Description of Securities ..................................      38
Legal Matters ..............................................      41
Experts ....................................................      41
Change in Certifying Accountants ...........................      43
Incorporation of Certain Documents by Reference ............      43


==============================================================================



==============================================================================


                      5,929,562 Shares of Common Stock

                  2,964,781 Common Stock Purchase Warrants


                          HEMAGEN DIAGNOSTICS, INC.





                             -------------------


                                 PROSPECTUS


                             -------------------




                               November 14, 1996